

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
INVESTMENT MANAGEMENT

January 13, 2023

<u>Via U.S. Mail</u>

Wesley Keith Mullings
c/o 300 Smith Street
Newark, New Jersey 07106

      Re: Wesley Keith Mullings Trust
             File No. 811-23557

Dear Wesley Keith Mullings:

On March 10, 2020 you filed a Form N-8A notifying the Commission of your intention to register as an investment company under the Investment Company Act of 1940 ("1940 Act"). In that filing, you note that you are concurrently filing a registration statement pursuant to Section 8(b) of the 1940 Act but the registration statement was not included with the filing nor was it later filed.

As such, your current filing is materially deficient. Consequently, we believe you should either deregister the company or amend the filing to provide substantive and accurate responses to the Form N-8A item requirements. In that regard, we believe you should consult with a lawyer to assist you with the deregistration process or in complying with the requirements of Form N-8A.

As a result of these deficiencies, you should not deem yourself a "registered" investment company. We do not believe investors should rely on the documents you have filed with us for any investment purpose. It is our intention to post this letter.

If you have any questions, you may contact our office at (202) 551-6921.

          Sincerely,

          Disclosure Review and Accounting Office